UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Spectral Capital Corp.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

84757R208

(CUSIP Number)

Sean Michael Brehm
c/o Spectral Capital Corporation

4500 9th Avenue, NE

Seattle, Washington 98105
Telephone: (206) 385-6490

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Sean Micheal Brehm
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC, PF and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 45,675,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 45,675,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,675,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.79% (2)
14	Type of Reporting Person IN

(1)

Beneficial ownership of the Common Stock (as defined below) was acquired by the Reporting Person as follows: 5,050,000 shares received pursuant to the Subscription Agreement (as defined in Item 4 below), 40,000,000 shares pursuant to the Exchange Agreement (as defined in Item 4 of the Schedule 13D) which may be acquired on or before August 31, 2024, and 625,000 shares of Common Stock pursuant to Options issued under the Option Agreement (as defined in Item 4 of the Schedule 13D) which vest and become exercisable in the next 60 days.

(2)

Based on 107,649,516 shares of Common Stock outstanding as of August 13, 2024 based on information reported in the Issuer’s Form 10-Q for the period ended June 30, 2024 filed with the Securities and Exchange Commission on August 13, 2024.

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 24, 2024 (the “Schedule 13D”) by Sean Michael Brehm (the “Reporting Person”) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Spectral Capital Corporation, a Nevada corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On June 5, 2024, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with the Reporting Person, its director and Chairman of the Board of Directors, whereby it agreed to sell to the Reporting Person 5,000,000 shares of the Common Stock at the price of $.20 per share or an aggregate of $1,000,000 on or by August 31, 2024. On August 14, 2024, the Reporting Person delivered $1,010,000 to the Company. On August 15, 2024, the Company issued 5,050,000 shares of the Common Stock to the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 16, 2024

SEAN MICHEAL BREHM

By:	/s/ Sean Micheal Brehm
Name:	Sean Micheal Brehm